THE 2001 ANNUAL REPORT





SALISBURY BANCORP, INC.

*the holding company for*

SALISBURY BANK AND TRUST COMPANY



THE BOARD OF DIRECTORS
SALISBURY BANCORP, INC. AND SALISBURY BANK AND TRUST COMPANY

*From left:*

John R.H. Blum
*Attorney*
*Chairman,*
*Salisbury Bancorp, Inc. &*
*Salisbury Bank and Trust Co.*

Holly J. Nelson
*Tour Operator*
*Horses North LLC*

Craig E. Toensing
*Senior Vice President &*
*Trust Officer (retired)*
*Salisbury Bank and Trust Co.*

John F. Perotti
*President & CEO*
*Salisbury Bancorp, Inc. &*
*Salisbury Bank and Trust Co.*

Walter C. Shannon, Jr.
*President Emeritus*
*Wagner-McNeil, Inc.*

Nancy F. Humphreys
*Citigroup New York, Citibank as*
*Managing Director & Treasurer*
*(retired) Global Corporate*
*Investment Bank North America*

Michael A. Varet
*Attorney*
*Partner, Piper Marbury*
*Rudnick & Wolfe LLP*

Gordon C. Johnson, D.V.M.
*Veterinarian (retired)*

Louise F. Brown
*Attorney*
*Partner, Gager and Peterson*

John E. Rogers
*Director Emeritus*
*President & CEO (retired)*
*Salisbury Bank and Trust Co.*

## Profile of the Corporation

Salisbury Bancorp, Inc. is a banking and financial services company that was organized in August of 1998. The Company's sole subsidiary is Salisbury Bank and Trust Company (SBT), which is chartered as a state bank and trust company by the State of Connecticut. Salisbury Bank and Trust Company was formed in 1925 by the merger of the Salisbury Savings Society, founded in 1848, and the Robbins Burrall Trust, founded in 1874.

A commercial bank with assets of $283,602,460 at December 31, 2001, SBT's broad range of services includes an extensive array of deposit services, multiple mortgage products, and various other types of loans designed to meet the financial needs of its customers. SBT also has a full-service Trust Department and a financial planning department offering trust and estate administration and investment management services. SBT has four full-service banking offices located in Lakeville, Salisbury, Sharon and Canaan Connecticut, serving customers primarily from Litchfield County in Connecticut, Dutchess and Columbia Counties in New York, and Berkshire County in Massachusetts.

Salisbury Bancorp's shares are traded on the American Stock Exchange under the symbol "SAL."

For more information, call us at 860-435-9801 or visit our web site: www.salisburybank.com



Salisbury Bank and Trust Company Advisory Board

*From left:* Charles D. Brooks, Edward O. Heacox, John P. Tuke, Angela B. Cruger, Richard Rennia, Mary Cooper

*Not pictured:* Mary T. Kirby, Eileen M. Mulligan, Barclay Prindle

## Annual Shareholders Meeting

Saturday, April 27, 2002
at 10 a.m.

5 Bissell Street
Lakeville, Connecticut
06039

## Contents

Each of us remembers where we were and what we were doing when we first heard the news on September 11. The events of that day are seared into the collective consciousness, the first national trauma that our children and grandchildren will remember, as my generation remembers the moment we heard JFK had been shot and my parents' generation the moment they heard that Pearl Harbor had been bombed. The last few months of 2001 turned out to be a far more tumultuous time than anyone expected, and the effects of that period will be felt for some time to come.

Despite the September disaster and an uncertain economy, however, 2001 was another positive year for the Salisbury Bank and Trust Company. Total assets increased from \$249,054,000 to \$283,602,000 and total deposits from \$166,436,000 to \$201,351,000. Earnings grew from \$2,849,000 to \$2,901,000 and net loans were \$143,066,000 up from \$138,270,000 the previous year. Capital increased from \$22,460,000 to \$23,363,000. SBT continues to be classified as a well capitalized bank by all regulatory agencies. You will find more detailed information about our financial condition in the pages that follow.



John F. Perotti
*President & Chief Executive Officer*
*Salisbury Bancorp, Inc.*
*Salisbury Bank and Trust Company*

A great deal of credit for the bank's continued growth and success goes to our employees. In 1994, we initiated our Employee of the Quarter program to recognize outstanding performance, and, as of the end of 2001, more than 30 SBT employees have received the award. What makes our program a little different is that the award winners are chosen not by management, but by their peers. 2001's Employees of the Quarter, Shelly Humeston, Natalie Solan, John Hahne, and Nancy Missaggia, each have demonstrated dedication to providing exceptional service to our customers, to their colleagues, and to the bank. They are the best of the best, and I am proud to have them on our team.

I also had the pleasure of announcing eight promotions in December. Richard J. Cantele, Jr., has been named Executive Vice President, Treasurer, and Chief Operating Officer. He was formerly Vice President, Treasurer, and Chief Lending Officer. Three other Vice Presidents have been promoted. Diane E.R. Johnstone is now Senior Vice President and Trust Officer. Todd M. Clinton has been named Senior Vice President, Operations and Compliance Officer, and John F. Foley is Senior Vice President and Comptroller.

Lana M. Hobby has been named Vice President and Secretary and Geoffrey Talcott is Vice President and Chief Lending Officer. Shelly L. Humeston and Karen S. Ralph have been named Assistant Vice Presidents.

Two of our most valued employees retired at the end of the year. They were both people I respected as individuals and as professionals, and their contributions to SBT were many. Senior Vice President Craig E. Toensing devoted nearly 20 years to building our Trust Department into what it is today. He will continue to serve the bank on the Board of Directors, and he will, I know, continue to be one of the bank's true assets. Assistant Vice President Linda Kaplan was with us for 10 years. In addition to being very good at her job, Linda's unfailing good humor made her a joy to work with.

There is one more person whose contributions to the bank truly are immeasurable. John E. Rogers, Jack to all who know him, came to work at the bank in 1954. He grew up in New Jersey, but spent at least part of every year here with his grandparents, owners of the old Interlaken Inn, and he married a local girl, the former Shirley Weir. After graduating from Cornell and serving in the U.S. Navy, Jack wasn't sure what he wanted to do, but he did know that he wanted to live in the Northwest Corner. He heard that Salisbury Bank and Trust was looking for someone in the bookkeeping department and he got the job, although he didn't stay in bookkeeping very long. He was named to our Board of Directors in 1964 and President of the bank in 1969. He retired as President in 1984 and, this past year, he retired from the Board of Directors. In recognition of his nearly 50 years of service to the bank, the board took the extraordinary step of naming him Director Emeritus, a title that has been given only once before.

Jack Rogers hired me soon after I was discharged from the service and I, like many others, will always be in his debt. Sincerely concerned with the welfare of his town and his fellow citizens, Jack personifies what community banking is all about, and I tried to follow his example when it became my turn to head the bank. Jack Rogers has been a mentor and a loyal supporter throughout my career, and he will always be my friend.

Thanks are due as well to our outstanding Board of Directors for the counsel and support throughout the year, and to our Advisory Board for their time and interest in the bank. Armed with the combined talent, expertise, and dedication of many people, your bank is ready to meet the challenges of a new century while retaining the old fashioned ideals of integrity and good corporate citizenship that have served it so well in the past.

John F. Perotti

## Salisbury Bank and Trust Company Management Team



**Richard J. Cantele, Jr.**
*Executive Vice President, Treasurer & Chief Operating Officer*



**Diane E.R. Johnstone**
*Senior Vice President & Trust Officer*



**John F. Foley**
*Senior Vice President & Comptroller*



**Todd M. Clinton**
*Senior Vice President, Operations & Compliance Officer*



**Sharon A. Pilz**
*Vice President & Trust Officer*



**Geoffrey Talcott**
*Vice President & Chief Lending Officer*



**Lana M. Hobby**
*Vice President & Secretary*



**William C. Lambert**
*Vice President & Trust Officer*

IN BUSINESS

AND IN FINANCE

INDEED

IN ALL OF LIFE

THERE IS A WINNING

COMBINATION

EVERYONE LOOKS FOR

# The Right Time & The Right Place

SUCH WAS THE

YEAR AT SBT

## A New Branch On A Venerable Tree

Monday, September 17, 2001, was a momentous day in the history of Salisbury Bank and Trust Company. It was the first day of business at SBT's Canaan branch, the first acquisition in the history of the bank. SBT's acquisition of the former People's Bank branch took more than five months and involved thousands of person-hours in gaining regulatory approval of the purchase and in dealing with technological issues associated with the conversion. Our conversion team worked diligently with the People's Bank team, and together both banks concluded a successful effort. SBT already had a number of customers in Canaan, and virtually all of the former People's Bank customers elected to stay with SBT. The branch is doing well and has experienced some growth.

SBT takes very seriously its role as a good corporate citizen in the communities it serves and is already demonstrating that commitment in Canaan. The bank was a major sponsor of Canaan Railroad Days in the summer of 2001 and has pledged $50,000 over five years to Geer Nursing and Rehabilitation Center's capital campaign, "Caring For All Ages."

## A New Era Of Trust

Craig E. Toensing, Senior Vice President and Trust Officer, retired at the end of 2001 after nearly 20 years at SBT. During that time he was largely responsible for building a very small Trust Department into one that has more than $325 million in assets under management and a staff of eight, three of whom are trust officers. Mr. Toensing will continue to serve on the Board of Directors and will be active on several committees of the board.

The Trust Department is now headed by Diane E.R. Johnstone,

Senior Vice President and Trust Officer, who worked very closely with Mr. Toensing for 13 years. Prior to joining SBT, Ms. Johnstone had broad experience in investment management as a registered broker with Drexel Burnham Lambert.

Vice President and Trust Officer Sharon A. Pilz, who joined SBT in 1999, has a strong background in equity trading and several years of experience in the investment and trust area through associations with the former Connecticut Bank and Trust Company, Bank of New England, Constitution Capital Management, and the First National Bank of Litchfield.

Vice President and Trust Officer William C. Lambert is the newest member of the staff, having joined the department in August of 2001. He brings with him over 30 years of experience providing trust and investment client services through associations with Mellon Bank, PNC Bank, and MetLife Trust Company of New Jersey. The potent combination of integrity, versatility, and management skill that earned SBT's Trust Department a loyal clientele during Mr. Toensing's tenure, remains in place and promises to continue to flourish.

### New Software, Better Service

Early in 2001 Salisbury Bank and Trust Company implemented a new bank-wide data processing system. The new system was to allow the bank greater flexibility while accommodating myriad delivery channels currently available. Although the new system is technologically more advanced than the bank's previous system, it has not met our expectations in terms of improved customer service. This fact, combined with the data processing firm's decision to sell the business segment has prompted us to initiate a search for a new data processing system. We are confident that we will have an improved system during the year 2002.

### Mortgage Makers Three

In early 2000, Erin Selby and Mona Staaf-Hoffman, the "Mortgage Makers," joined our Loan Department to develop a new menu of mortgage products for our customers. During the origination process, the Mortgage Makers determine if the loan should be maintained in SBT's loan portfolio or sold to the secondary market. The result is that SBT can offer rates as low as are available anywhere. The combination of super competitive rates and Salisbury Bank and Trust's brand of personal service has been tremendously successful. Within the first nine months, they more than doubled the volume of mortgages generated by the bank.

To meet the growing demand, a new Mortgage Maker, Jessica Krupski, joined the team in 2001 to develop the Berkshire County, Massachusetts market. With the opening of the Canaan branch of the bank, Ms. Krupski moved her office there and now serves that community as well. Plans are in place to expand the team in 2002.

### Online Services

SBTNET was launched in May, bringing the convenience of internet banking to SBT customers. SBTNET complements the services currently offered with SBT *Link*, our telephone banking service. SBT *Link* has proven to be very popular with our customers, providing online account information and funds transfers between SBT accounts to 7,000 callers a month.

SBTNET also offers online account information, the ability to send and receive secure messages, transfer funds between SBT accounts, and verify account balances on loans. This service is proving to be as popular as SBT *Link*, already serving nearly 1,000 customers.

Our Visa credit card customers now are able to view their account information on line. SBT VCard is accessible through the bank's website at www.salisburybank.com

Lastly, our trust customers can access their portfolio account information via the internet. SBT PAL (Portfolio Account Link) allows a trust customer to view a snapshot of his or her asset holdings and up to 60 days of transactional activity, as well as pie charts and bar graph allocation profiles.

All of these services feature the most advanced internet access security to ensure privacy and account data protection with no fee to the customer.

### 21st Century Community Banking

National tragedy, a volatile stock market, and the abrupt collapse of one of the country's major corporations have made 2001 an unsettling and, certainly, unforgettable year. SBT, however, remains stable and solid, still providing the community with essential financial services. We know our customers and community well, so when we introduce a new product or service it's because we have identified a real need for it. The new leasing program SBT introduced this past year, for instance, provides a means for our commercial, professional, and medical customers to lease virtually any type of equipment usually at far better terms than those offered by most leasing companies. It's proving to be a successful program because it's a good value and, equally important, the demand was there.

The Salisbury Bank and Trust has been here for a long time and we plan to continue to be an independent community bank for a long time to come.

## SELECTED FINANCIAL DATA

***SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE COMPANY***

| | At or For the Years Ended December 31 | | | | |
|---|---|---|---|---|---|
| | **2001** | 2000 | 1999 | 1998 | 1997 |
| | [ dollars in thousands except per share data] | | | | |
| Statement of Condition Data: | | | | | |
| Loans, Net | **$143,066** | $138,270 | $124,313 | $119,143 | $116,691 |
| Allowance For Possible Loan Losses | **1,445** | 1,292 | 1,160 | 1,260 | 1,226 |
| Investments | **105,593** | 91,922 | 77,745 | 81,290 | 50,116 |
| Total Assets | **283,602** | 249,054 | 215,385 | 217,226 | 183,433 |
| Deposits | **201,351** | 166,436 | 154,358 | 153,147 | 156,169 |
| Borrowings | **53,004** | 47,357 | 39,712 | 41,120 | 5,497 |
| Shareholders' Equity | **23,363** | 22,460 | 19,895 | 21,555 | 20,483 |
| Nonperforming Assets | **587** | 521 | 495 | 2,044 | 2,297 |
| Statement of Income Data: | | | | | |
| Interest and Fees on Loans | **$11,344** | $10,494 | $9,621 | $9,480 | $9,459 |
| Interest and Dividends on Securities and Other Interest Income | **5,746** | 6,015 | 4,903 | 3,881 | 3,165 |
| Interest Expense | **8,301** | 8,284 | 6,683 | 6,043 | 5,707 |
| Net Interest Income | **8,789** | 8,225 | 7,841 | 7,318 | 6,917 |
| Provision for Loan Losses | **150** | 180 | 120 | 120 | 50 |
| Trust Department Income | **1,070** | 1,108 | 1,121 | 1,031 | 934 |
| Other Income | **1,187** | 914 | 860 | 735 | 553 |
| Net Gain (Loss) on Sales of Securities | **130** | (64) | (2) | 0 | 4 |
| Other Expenses | **6,755** | 5,797 | 5,523 | 5,347 | 4,766 |
| Pre Tax Income | **4,271** | 4,206 | 4,177 | 3,617 | 3,592 |
| Income Taxes | **1,370** | 1,357 | 1,484 | 1,299 | 1,402 |
| Net Income | **$2,901** | $2,849 | $2,693 | $2,318 | $2,190 |
| Per Share Data: | | | | | |
| Earnings per common share | **$2.03** | $1.92 | $1.78 | $1.48 | $1.41 |
| Earnings per common share, assuming dilution | **$2.03** | $1.92 | $1.78 | $1.47 | $1.40 |
| Cash Dividends Declared per share | **$0.84** | $0.77 | $0.70 | $0.60 | $0.52 |
| Book Value (at year end) | **$16.43** | $15.40 | $13.23 | $13.85 | $13.06 |
| Selected Statistical Data: | | | | | |
| Return on Average Assets | **1.14%** | 1.23% | 1.25% | 1.22% | 1.24% |
| Return on Average Shareholders' Equity | **12.25%** | 13.64% | 12.96% | 11.27% | 11.10% |
| Dividend Payout Ratio | **41.38%** | 39.72% | 39.16% | 40.13% | 37.24% |
| Average Shareholders' Equity to Average Assets | **9.27%** | 8.98% | 9.67% | 10.79% | 11.13% |
| Net Interest Spread | **2.99%** | 2.83% | 3.07% | 3.20% | 3.33% |
| Net Interest Margin | **3.79%** | 3.79% | 3.93% | 4.14% | 4.21% |

## OVERVIEW

The following provides management's comments on the financial condition and results of operations of Salisbury Bancorp, Inc. (the "Company"), a Connecticut corporation which is the holding company for Salisbury Bank and Trust Company, (the "Bank"). The Company's sole subsidiary is the Bank, which has four (4) full service offices including a Trust Department located in the towns of Canaan, Lakeville, Salisbury and Sharon, Connecticut. The Company and the Bank were formed in 1998 and 1848, respectively. This discussion should be read in conjunction with the Company's consolidated financial statements and the notes to the consolidated financial statements that are presented as part of this Annual Report.

In order to provide a strong foundation for building shareholder value and to serve its customers, the Company remains committed to investing in the technological and human resources necessary to implement new personalized financial products and to deliver them with the highest quality of service. To that end, in 2001, the Bank launched a new internet banking product called "SBTNET" and acquired a branch in Canaan, Connecticut. This new branch has added banking convenience for our Canaan area customers and, with deposits of $26,811,000 as of December 31, 2001, offers a solid base for expanding the Bank's operation in that area.

Earnings for the Company amounted to $2,901,000 in 2001, a 1.83% increase over year 2000 earnings of $2,849,000. Earnings per diluted share increased 5.73% to $2.03 per share for 2001 compared to a $1.92 for 2000.

The growth in net income and earnings per share during 2001 reflect an increase in average earning assets and noninterest income, the continuing efforts of management to control operating expenses, and the reduced number of shares outstanding as a result of stock repurchases.

The Company's risk-based capital ratios at December 31, 2001, which includes the risk-weighted assets and capital of the Salisbury Bank and Trust Company were 15.09% for Tier 1 capital and 16.21% for total capital. The Company's leverage ratio was 7.61% at December 31, 2001.

As a result of the Company's financial performance, the Board of Directors increased the dividends declared on the Company's common stock to $.84 per share in 2001, compared to $.77 per share in 2000.

## FINANCIAL CONDITION

### *COMPARISON OF DECEMBER 31, 2001 AND 2000*

Total assets at December 31, 2001 were $283,602,000 compared to $249,054,000 at December 31, 2000, an increase of $34,548,000 or 13.87%. This growth is primarily attributable to the Bank's purchase of People's Bank Canaan branch office that was completed during September 2001. In connection with this transaction, the Bank assumed approximately $26,000,000 in deposits, received approximately $120,000 in loans and $272,000 in fixed assets.

## SECURITIES PORTFOLIO

As of December 31, 2001, the securities portfolio, including Federal Home Loan Bank of Boston stock, totaled $105,593,000. This represents an increase of $13,671,000 or 14.87% when compared to $91,922,000 at year-end 2000. The Company manages the securities portfolio in accordance with the investment policy adopted by the Board of Directors. The primary objectives are to earn interest and dividend income, provide liquidity to meet cash flow needs and to manage interest rate risk and asset-quality diversification to the Company's assets. The securities portfolio also acts as collateral for deposits of public agencies. The Company continues to use arbitrage strategy by borrowing funds and investing them at a rate of return higher than the borrowing cost in order to generate additional interest income. This strategy contributes to the growth in the portfolio. The growth in the securities portfolio however, is primarily the result of increased investing activities resulting from the cash received from the purchase of the Canaan branch.

The primary component of the total portfolio is U.S. Government sponsored agencies, which account for 34.72% of the portfolio at December 31, 2001 compared to 48.70% at December 31, 2000. This decrease from year-end 2000 is the result of Management's efforts to increase after tax earnings by increasing investment activity in tax-exempt municipal investments. The remaining portion of the portfolio primarily consists of mortgage-backed securities. At December 31, 2001, securities totaling $102,248,000 were classified as available-for-sale and securities totaling $400,000 were classified as held-to-maturity.

As of January 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This resulted in new classifications of the securities in the portfolio; Securities-Available-for-Sale, and Securities-Held-to-Maturity. The securities reported as available-for-sale are stated at fair value in the financial statements of the Company. Unrealized holding losses and gains (accumulated other comprehensive income/loss) are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized. At December 31, 2001, the unrealized loss net of tax was $279,000 compared to an unrealized loss net of tax of $171,000 at December 31, 2000. The securities reported as securities-held-to-maturity are stated at amortized cost.

## FEDERAL FUNDS SOLD

The balance of federal funds sold totaled $18,150,000 at December 31, 2001. This compares to $5,125,000 at December 31, 2000. This increase is primarily the result of the cash received with the acquisition of the new Canaan branch. Although this total is somewhat higher than the Bank's normal operating range of funds for daily cash needs, some of the funds are being invested in the securities portfolio while others will fund loans.

## LENDING

Loans receivable, net of allowance for loan losses increased $4,796,000 to $143,066,000 at December 31, 2001 or 3.47% compared to $138,270,000 at December 31, 2000. The Company's credit function is designed to ensure adherence to prudent credit standards despite competition for loans in the Company's market area. The Company offers a wide variety of loan types and terms along with competitive pricing to customers, although the largest dollar volumes of loan growth continue to be in the residential mortgage area. For the year ending December 31, 2001, residential mortgages increased $3,889,000 or 3.96% to $102,201,000. This compares to residential mortgages that totaled $98,312,000 at December 31, 2000. This increase is primarily the result of continuing efforts to develop new personalized financial products and services designed to meet the needs of our customers.

## PROVISIONS AND ALLOWANCE FOR LOAN LOSSES

Total loans at December 31, 2001 were $144,511,000, which compares to total loans of $139,562,000 at December 31, 2000. This is an increase of $4,949,000 or 3.55%. While the Bank's loan portfolio continues to grow, the Bank monitors the quality of the portfolio to ensure that loan quality will not be sacrificed for growth or otherwise compromise the Company's objectives. At December 31, 2001 approximately 86% of the Bank's loan portfolio was related to real estate products and although the portfolio increased during the year 2001, the concentration remained consistent as approximately 86% of the portfolio was related to real estate at December 31, 2001. There were no material changes in the composition of the loan portfolio during this period.

Credit risk is inherent in the business of extending loans. The Company maintains an allowance or reserve for credit losses through charges to earnings. The loan loss provision for the year 2001 was $150,000 as compared to $180,000 for the year ended December 31, 2000.

The Bank evaluates the adequacy of the allowance on a monthly basis. No material changes have been made in the estimation methods or assumptions that the Bank uses in making this determination during the year ended December 31, 2001. Such evaluations are based on assessments of credit quality and "risk rating" of loans by senior management, which is submitted to the Board of Directors for approval. Loans are initially risk rated when originated. If there is deterioration in the credit, the risk rating is adjusted accordingly.

The allowance also includes a component resulting from the application of the measurement criteria of Statements of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS114"). Impaired loans receive individual evaluation of the allowance necessary on a monthly basis. Impaired loans are defined in the Bank's Loan Policy as residential real estate mortgages with balances of $300,000 or more and commercial loans of $100,000 or more when it is probable that the Bank will not be able to collect all principal and interest due according to the terms of the note. Any such commercial loans and residential mortgages will be considered impaired under any of the following circumstances:

1. Non-accrual status;
2. Loans over 90 days delinquent;
3. Troubled debt restructures consummated after December 31, 1994; or
4. Loans classified as "doubtful", meaning that they have weaknesses, which make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The individual allowance for any impaired loan is based upon the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. Specifically identifiable and quantifiable losses are immediately charged off against the allowance.

In addition, a risk of loss factor is applied in evaluating categories of loans generally as part of the periodic analysis of the Allowance for Loan Losses. This analysis reviews the allocations of the different categories of loans within the portfolio and it considers historical loan losses and delinquency figures as well as any recent delinquency trends.

The credit card delinquency and loss history is separately evaluated and given a special loan loss factor because management recognizes the higher risk involved in such loans. Concentrations of credit and local economic factors are also evaluated on a periodic basis. Historical average net losses by loan type are examined as well as trends by type. The Bank's loan mix over the same period of time is also analyzed. A loan loss allocation is made for each type of loan multiplied by the loan mix percentage for each loan type to produce a weighted average factor. There have been no reallocations within the allowance during the year ended December 31, 2001.

At December 31, 2001, the allowance for loan losses totaled $1,445,000, representing 246.17% of nonperforming loans, which totaled $587,000, and 1.00% of total loans of $144,511,000. This compared to $1,292,000 representing 247.99% of nonperforming loans, which totaled $521,000 and .93% of total loans of $139,562,000 at December 31, 2000. Management does not believe that the increase of $66,000 in nonperforming loans represents any trend towards increased delinquency of loans, which would be likely to have an effect on the adequacy of the allowance for loan losses. While a total of $101,000 loans were charged off during the year 2001, as compared to $71,000 during 2000, a total of $104,000 of previously charged off loans was recovered during the year ended December 31, 2001. Recoveries for the year 2000 totaled $23,000. When comparing the two years, net charge-offs were $48,000 for the year 2000 and during the year 2001 net recoveries exceeded charge offs by $3,000. The $51,000 difference in net recoveries more than compensated for the $30,000 reduction in provisions during 2001. Management believes that the allowance for loan losses is adequate. While management estimates loan losses using the best available information, no assurances can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans or other factors. Additionally, with expectations of the Company to grow its existing portfolio, future additions to the allowance may be necessary to maintain adequate coverage ratios.

## DEPOSITS

The Company offers a variety of deposit accounts with a range of interest rates and terms. Deposits at year-end 2001 totaled $201,351,000 compared to $166,436,000 at year-end 2000. This increase of $34,915,000 or 20.98% can be primarily attributed to the acquisition of the Canaan branch as previously mentioned where the Company acquired approximately $26,000,000 in deposits as part of that transaction. Ongoing efforts of the Company to develop and maintain relationship banking with its customers coupled with competitively priced products has also been a contributing factor in the growth of deposits. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and the aggressive competition from nonbanking entities. During the year, there was an increase in savings and money market accounts which are lower cost core deposits.

The average daily amount of deposits by category and the average rates paid on such deposits are summarized in the following table:

(dollars in thousands)

| | Year ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 1999 | |
| | Average Balance | Rate | Average Balance | Rate | Average Balance | Rate |
| Demand | $ 31,497 | | $ 31,522 | | $ 30,024 | |
| NOW | 17,185 | 1.07% | 16,246 | 1.06% | 16,400 | 2.03% |
| Money Market | 50,331 | 3.41% | 43,975 | 4.71% | 36,782 | 3.67% |
| Savings | 16,674 | 2.37% | 15,691 | 2.43% | 15,315 | 2.43% |
| Time | 60,854 | 4.94% | 53,781 | 5.20% | 58,933 | 4.99% |
| | $176,541 | 3.00% | $161,215 | 3.36% | $157,454 | 3.07% |

Maturities of time certificates of deposits of $100,000 or more outstanding for the years ended December 31 are summarized as follows:

(dollars in thousands)

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Three months or less | $3,895 | $ 3,355 | $ 2,296 |
| Over three months through six months | 4,161 | 4,351 | 4,120 |
| Over six months through one year | 4,398 | 7,105 | 5,194 |
| Over one year | 5,708 | 2,088 | 3,294 |
| Total | $18,162 | $16,899 | $14,904 |

## BORROWINGS

As part of its operating strategy, the Company utilizes advances from the Federal Home Loan Bank to supplement deposit growth and fund its asset growth, a strategy which is designed to increase interest income. These advances are made pursuant to various credit programs, each of which has its own interest rate and range of maturities. At December 31, 2001, the Company had $53,004,000 in outstanding advances from the Federal Home Loan Bank compared to $47,357,000 at December 31, 2000. Management expects that it will continue this strategy of supplementing deposit growth with advances from Federal Home Loan Bank of Boston.

## INTEREST RATE RISK

Interest rate risk is the most significant market risk affecting the Company. Interest rate risk is defined as an exposure to a movement in interest rates that could have an adverse effect on net interest income. Net interest income is sensitive to interest rate risk to the degree that interest bearing liabilities mature or reprice on a different basis than earning assets.

In an attempt to manage its exposure to changes in interest rates, the Bank's assets and liabilities are managed in accordance with policies established and reviewed by the Bank's Board of Directors. The Bank's Asset/Liability Management Committee monitors asset and deposit levels, developments and trends in interest rates, liquidity and capital. One of the primary financial objectives is to manage interest rate risk and control the sensitivity of earnings to changes in interest rates in order to prudently improve net interest income and manage the maturities and interest rate sensitivities of assets and liabilities.

To quantify the extent of these risks both in its current position and in actions it might take in the future, interest rate risk is monitored using gap analysis which identifies the differences between assets and liabilities which mature or reprice during specific time frames and model simulation which is used to "rate shock" the Company's assets and liability balances to measure how much of the Company's net interest income is "at risk" from sudden rate changes.

At December 31, 2001 the Company was slightly asset sensitive, however, the level of interest rate risk is within the limits approved by the Board of Directors.

## LIQUIDITY

Liquidity is the ability to raise funds on a timely basis at an acceptable cost in order to meet cash needs. Adequate liquidity is necessary to handle fluctuation in deposit levels, to provide for customers' credit needs, and to take advantage of investment opportunities as they are presented. The Company manages liquidity primarily with readily marketable investment securities, deposits and loan repayments. The Company's subsidiary, Salisbury Bank and Trust Company is a member of the Federal Home Loan Bank of Boston. This enhances the liquidity position by providing a source of available borrowings.

At December 31, 2001, the Company had approximately $27,232,000 in loan commitments outstanding. Management believes that the current level of liquidity is ample to meet the Company's needs for both the present and foreseeable future.

## CAPITAL

At December 31, 2001, the Company had $23,363,000 in shareholder equity compared to $22,460,000 at December 31, 2000. This represents an increase of $903,000 or 4.02%. Several components contributed to the change since December 2000. Earnings for the year totaled $2,901,000. Market conditions have resulted in a negative adjustment to unrealized comprehensive income of $108,000. The Company declared dividends in 2001 resulting in a decrease in capital of $1,199,000. During 2001, the Company repurchased 36,008 shares of stock which reduced capital in the amount of $691,000. Under current regulatory definitions, the Company and the Bank are considered to be "well capitalized" for capital adequacy purposes. As a result, the Bank pays the lowest federal deposit insurance deposit premiums possible. One primary measure of capital adequacy for regulatory purposes is based on the ratio of risk-based capital to risk weighted assets. This method of measuring capital adequacy helps to establish capital requirements that are more sensitive to the differences in risk associated with various assets. It takes in account off-balance sheet exposure in assessing capital adequacy and it minimizes disincentives to holding liquid, low risk assets. At year-end 2001, the Company had a risk-based capital ratio of 16.21% compared to 20.05% at December 31, 2000. The decrease is the result of the activity in the Company's stock buy back program during the year as well as the impact on the risk-based capital resulting from the acquisition of the Canaan branch as mentioned previously. Despite the decrease from the prior year end, the Company's ratio of total capital to risk rated assets of 16.21% substantially exceeds all applicable requirements for "well capitalized" institutions.

Maintaining strong capital is essential to bank safety and soundness. However, the effective management of capital resources requires generating attractive returns on equity to build value for shareholders while maintaining appropriate levels of capital to fund growth, meeting regulatory requirements and being consistent with prudent industry practices. Management believes that the capital ratios of the Company and Bank are adequate to continue to meet the foreseeable capital needs of the institution.

## RESULTS OF OPERATIONS
### *COMPARISON BETWEEN 2001 AND 2000*

## NET INTEREST INCOME

The Company earns income from two basic sources. The primary source is through the management of its financial assets and liabilities and the second is by charging fees for services provided. The first involves functioning as a financial intermediary. The Company accepts funds from depositors or borrows funds and then either lends the funds to borrowers or invests those funds in various types of securities. The second is fee income, which is discussed in the noninterest income section of this analysis.

Net interest income is the difference between the interest and fees earned on loans and securities (the Company's earning assets) and the interest expense paid on deposits and borrowed funds, primarily in the form of advances from the Federal Home Loan Bank. The amount by which interest income will exceed interest expense depends on two factors: (1) the volume or balance of earning assets compared to the volume or balance of interest-bearing deposits and borrowed funds and (2) the interest rate earned on those interest earning assets compared with the interest rate paid on those interest-bearing deposits and borrowed funds. For this discussion, net interest income is presented on a fully taxable-equivalent ("FTE") basis. FTE interest income restates reported interest income on tax exempt loans and securities as if such interest were taxed at the applicable State and Federal income tax rates for all periods presented.

| (dollars in thousands) | December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Interest Income (financial statements) | $17,089 | $16,510 | $14,524 |
| Tax Equivalent Adjustment | 504 | 335 | 295 |
| Interest Expense | ( 8,300) | ( 8,284) | ( 6,683) |
| Net Interest Income-FTE | $ 9,293 | $ 8,561 | $ 8,136 |

The Company's 2001 interest income-FTE of $17,089,000 was $579,000 or 3.51% greater than 2000. This is primarily the result of an increase in average earning assets of $19,444,000 or 8.61% during 2001. Interest expense increased $16,000 to $8,300,000 in 2001. Although average deposits increased $15,441,000 or 11.91% and average advances from the Federal Home Loan Bank increased $4,116,000 or 8.35%, an environment of generally lower rates resulted in the minimal increase in interest expense for the year 2001. Overall, net interest income-FTE increased 8.55% to $9,293,000 in 2001 compared to $8,561,000 in 2000.

Net interest margin is net interest income expressed as a percentage of average earning assets. It is used to measure the difference between the average rate of interest earned on assets and the average rate of interest that must be paid to support those assets. To maintain its net interest margin, the Company must manage the relationship between interest earned and paid. The Company's 2001 net interest margin (FTE) of 3.79% was the same as that in 2000. Although interest margins continue to be pressured by aggressive competition, increased volumes of deposits and borrowings have resulted in the increase in net interest and dividend income on a fully taxable equivalent basis.

## YIELD ANALYSIS

### Average Balances, Interest Earned and Rates Paid

| (dollars in thousands) | Year Ended December 31 2001 | | | 2000 | | | 1999 | | |
|---|---|---|---|---|---|---|---|---|---|
| | AVERAGE BALANCE | INTEREST EARNED/ PAID* | YIELD RATE* | AVERAGE BALANCE | INTEREST EARNED/ PAID* | YIELD RATE* | AVERAGE BALANCE | INTEREST EARNED/ PAID* | YIELD RATE* |
| ASSETS | | | | | | | | | |
| Interest earning assets: | | | | | | | | | |
| Loans | **$145,502** | **$11,344** | **7.80%** | $129,972 | $10,494 | 8.07% | $123,174 | $9,621 | 7.81% |
| TaxableSecurities | **$68,921** | **$4,422** | **6.42%** | $73,958 | $4,810 | 6.50% | $65,403 | $4,016 | 6.14% |
| Tax-Exempt securities | **$20,030** | **$1,481** | **7.39%** | $13,160 | $987 | 7.50% | $11,614 | $867 | 7.47% |
| Federal Funds | **$9,986** | **$310** | **3.10%** | $8,382 | $533 | 6.36% | $6,156 | $295 | 4.79% |
| Other Interest Income | **$809** | **$36** | **4.45%** | $332 | $21 | 6.33% | $447 | $20 | 4.47% |
| Total interest earning assets | **$245,248** | **$17,593** | **7.17%** | $225,804 | $16,845 | 7.46% | $206,794 | $14,819 | 7.17% |
| Alowance for loan losses | **($1,412)** | | | ($1,187) | | | ($1,190) | | |
| Cash & due from Banks | **$5,138** | | | $5,040 | | | $5,101 | | |
| Premise,Equipment | **$2,676** | | | $2,425 | | | $2,498 | | |
| Net unrealized gain/loss on AFS Securities | **$500** | | | ($2,803) | | | ($754) | | |
| Other Assets | **$3,312** | | | $3,281 | | | $2,378 | | |
| Total Average Assets | **$255,462** | | | $232,560 | | | $214,827 | | |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | | | | | | |
| Interest Bearing Liabilities: | | | | | | | | | |
| Now/Money Market Deposits | **$67,516** | **$1,901** | **2.82%** | $60,221 | $2,245 | 3.73% | $53,182 | $1,524 | 2.87% |
| Savings Deposits | **$16,674** | **$396** | **2.37%** | $15,691 | $382 | 2.43% | $15,315 | $372 | 2.43% |
| Time Deposits | **$60,854** | **$3,004** | **4.94%** | $53,781 | $2,794 | 5.20% | $58,933 | $2,939 | 4.99% |
| Borrowed Funds | **$53,407** | **$2,999** | **5.62%** | $49,291 | $2,863 | 5.81% | $35,594 | $1,848 | 5.19% |
| Total Interest Bearing Liabilities | **$198,451** | **$8,300** | **4.18%** | $178,984 | $8,284 | 4.63% | $163,024 | $6,683 | 4.10% |
| Demand Deposits | **$31,497** | | | $31,522 | | | $30,024 | | |
| Other Liabilities | **$1,829** | | | $1,167 | | | $999 | | |
| Shareholders' Equity | **$23,685** | | | $20,887 | | | $20,780 | | |
| Total Liabilities and Equity | **$255,462** | | | $232,560 | | | $214,827 | | |
| Net Interest Income | | **$9,293** | | | $8,561 | | | $8,136 | |
| Net Interest Spread | | | **2.99%** | | | 2.83% | | | 3.07% |
| Net Interest Margin | | | **3.79%** | | | 3.79% | | | 3.93% |

* Annualized

Consolidated

**Volume and Rate Variance Analysis of Net Interest Income**
(Taxable equivalent basis)

| *(dollars in thousands)* | *2001 over 2000* | | | *2000 over 1999* | | |
|---|---|---|---|---|---|---|
| | *Volume* | *Rate* | *Total* | *Volume* | *Rate* | *Total* |
| Increase (decrease) in: | | | | | | |
| Interest income on: | | | | | | |
| Loans | $ 1,253 | $ (403) | $ 850 | $ 531 | $ 342 | $ 873 |
| Taxable investment securities | (327) | (61) | (388) | 525 | 269 | 794 |
| Tax-exempt investment securities | 515 | (21) | 494 | 116 | 4 | 120 |
| Other interest income | 132 | (340) | (208) | 101 | 138 | 239 |
| Total interest income | $ 1,573 | $ (825) | $ 748 | $ 1,273 | $ 753 | $2,026 |
| Interest expense on: | | | | | | |
| NOW/Money Market deposits | $ 272 | $ (616) | $ (344) | $ 202 | $ 519 | $ 721 |
| Savings deposits | 24 | (10) | 14 | 9 | 1 | 10 |
| Time deposits | 368 | (158) | 210 | (258) | 113 | (145) |
| Borrowed funds | 239 | (103) | 136 | 711 | 304 | 1,015 |
| Total interest expense | $ 903 | $ (887) | $ 16 | $ 664 | $ 937 | $1,601 |
| Net interest margin | $ 670 | $ 62 | $ 732 | $ 609 | $ (184) | $ 425 |

## NONINTEREST INCOME

Fees earned by the Trust Department remain the largest component of noninterest income and amounted to $1,070,000 in 2001. This compares to $1,108,000 for the corresponding period in 2000. A significant portion of trust fee income is based upon the value of assets under management, and, as such, the calculation of fees is influenced by the value of the markets at the time of assessment. During the year 2001, as a result of this decline in stock market values, trust fee income decreased from year 2000 levels. Estate settlement fees also contribute to trust department income. Although the timing of the receipt of the fee is difficult to predict, the overall volume of business for 2001 and 2000 was very comparable. Other noninterest income increased $467,000 to $1,317,000 for the year ended compared to $850,000 for the same period in 2000. Service charges on deposit accounts increased $78,000 or 23.08% to $416,000 compared to $338,000 for the same period in 2001. Growth in demand deposit and NOW accounts generated an increase in transaction volumes resulting in increased fees. As a result of investment activities in the securities portfolio during the year the Company recorded gains on sales of available-for-sale securities of $130,000. This compared to recorded losses of ($64,000) for the year ended December 31, 2000. This represents an increase of $194,000 when comparing the two years. An economic environment of generally lower interest rates resulted in significant activity in mortgage refinancing and was the primary result of the increase in fees generated from the sale of loans held-for-sale to $184,000 for the year ended December 31, 2001. This is an increase of $111,000 or 152.05% over a total of $73,000 earned for the year ended December 31, 2000. Other noninterest income increased $84,000 or 16.70% to $587,000 from $503,000 for the year ended December 31, 2001 as compared to the same period in 2000. The Company's VISA credit card program and Master Money Debit Card program grew during 2001, resulting in increased transaction fees. The Company continues to seek to increase noninterest income due to its importance as a potential contributor to profitability.

## NONINTEREST EXPENSE

Noninterest expense totaled $6,755,000 in 2001. This is an increase of $958,000 when compared to total noninterest expense of $5,797,000 in 2000. However, as a percentage of total average earning assets, these expenses have remained generally consistent at 2.75% in 2001 and 2.57% in 2000. Salaries and employee benefits increased $439,000 or 12.92%. This is primarily the result of the additional staff hired to service the increase in new business coupled with annual pay increases and increasing costs of employee benefits. Occupancy and equipment expenses increased 12.54% to $733,000 from $651,000. The increases in these expenses were costs primarily associated with the acquisition of the new Canaan branch as mentioned previously. During 2001 data processing expenses decreased 14.34% to $247,000 from $288,000 as a result of the renegotiation of various data processing agreements with vendors. Insurance expenses for the year 2001, which do not include insurance benefits associated with employees, decreased $14,000 or 13.21% to $92,000 from $106,000, as a result of the Company's claim experience and management's renegotiation of various renewal premiums on policies. Printing and stationery costs increased $29,000 or 19.33% to $179,000 for the year ended December 31, 2001 compared to $150,000 for the year 2000. This is the result of the need for new forms and documentation relating primarily to either new regulatory requirements or the new office in Canaan. Amortization of intangible assets from branch acquisitions is a new expense to the Company that is associated with the Canaan branch acquisition. For the year ended December 31, 2001 the expense totaled $48,000. Other operating expenses increased $423,000 or 37.07% to $1,564,000 from $1,141,000 when comparing the two years. This is primarily the result of additional costs related to the Canaan branch.

## INCOME TAXES

In 2001, the Company's tax expense was $1,370,000, an effective tax rate of 32.08%. This compares to income tax expense of $1,357,000 in 2000, reflecting an effective tax rate of 32.26%. This is primarily the result of the impact of an increase in tax-exempt interest income earned from the securities portfolio.

## NET INCOME

Overall, net income totaled $2,901,000 for the year ended December 31, 2001, compared to net income of $2,849,000 for the year 2000. This was an increase of $52,000 or 1.83% and reflects earnings of $2.03 per diluted share for the year, compared to earnings per diluted share of $1.92 for the same period in 2000.

## IMPACT OF INFLATION AND CHANGING PRICES

The Company's consolidated financial statements are prepared in conformity with generally accepted accounting principles which require the measurement of financial condition and operating results in terms of historical dollars without considering changes in the relative purchasing power of money, over time, due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary and as a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation; although they do not necessarily move in the same direction or with the same magnitude as the prices of goods and services. Although not an influence in recent years, inflation could impact earnings in future periods.

## FORWARD LOOKING STATEMENTS

This Annual Report and future filings made by the Company with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Company and the Bank, and oral statements made by executive officers of the Company and Bank, may include forward-looking statements relating to such matters as (a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Company and the Bank do business and (b) expectations for revenues and earnings for the Company and Bank through growth resulting from attraction of new deposit and loan customers and the introduction of new products and services. Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's and Bank's business include the following: (a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates; (b) changes in legislative and regulatory environment that negatively impact the Company and Bank through increased operating expenses; (c) increased competition from other financial and non-financial institutions; (d) the impact of technological advances; and (e) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

## STATEMENT OF MANAGEMENT'S RESPONSIBILITY

Management is responsible for the integrity and objectivity of the financial statements and other information appearing in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles applying estimates and management's best judgement as required. To fulfill their responsibilities, management establishes and maintains accounting systems and practices adequately supported by internal accounting controls. These controls include the selection and training of management and supervisory personnel; an organization structure providing for delegation of authority and establishment or responsibilities; communication of requirements for compliance with approved accounting, control and business practices throughout the organization; business planning and review; and a program of internal audit. Management believes the internal accounting controls in use provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and that financial records are reliable for the purpose of preparing financial statements.

Shatswell, MacLeod & Company, P.C. has been engaged to provide an independent opinion on the fairness of the financial statements. Their report appears in this Annual Report.

John F. Perotti
President and Chief Executive Officer

John F. Foley
Chief Financial Officer

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

83 PINE STREET
WEST PEABODY, MASSACHUSETTS 01960-3635
TELEPHONE (978) 535-0206
FACSIMILE (978) 535-9908

To the Board of Directors
Salisbury Bancorp, Inc.
Lakeville, Connecticut

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Shatswell, MacLeod & Company, P.C.
SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
January 28, 2002

## SALISBURY BANCORP, INC. AND SUBSIDIARY

## CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

| ASSETS | 2001 | 2000 |
|---|---|---|
| Cash and due from banks | $ 7,184,123 | $ 6,799,553 |
| Interest bearing demand deposits with other banks | 258,097 | 673,455 |
| Money market mutual funds | 617,461 | 1,161,416 |
| Federal funds sold | 18,150,000 | 5,125,000 |
| Cash and cash equivalents | 26,209,681 | 13,759,424 |
| Investments in available-for-sale securities (at fair value) | 102,248,029 | 88,581,628 |
| Investments in held-to-maturity securities (fair values of $401,403 as of December 31, 2001 and $408,188 as of December 31, 2000) | 399,989 | 410,441 |
| Federal Home Loan Bank stock, at cost | 2,945,200 | 2,930,300 |
| Loans, net | 143,066,109 | 138,270,230 |
| Investment in real estate | 75,000 | 75,000 |
| Premises and equipment | 2,683,487 | 2,521,329 |
| Intangible assets on branch acquisition | 3,226,554 | |
| Accrued interest receivable | 1,681,268 | 1,790,228 |
| Other assets | 1,067,143 | 715,415 |
| Total assets | $283,602,460 | $249,053,995 |
| | | |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Deposits: | | |
| Noninterest-bearing | $ 37,702,153 | $ 32,098,094 |
| Interest-bearing | 163,649,335 | 134,337,910 |
| Total deposits | 201,351,488 | 166,436,004 |
| Federal Home Loan Bank advances | 53,003,746 | 47,357,293 |
| Due to broker | 4,203,808 | 11,004,451 |
| Other liabilities | 1,680,272 | 1,795,991 |
| Total liabilities | 260,239,314 | 226,593,739 |
| Stockholders' equity: | | |
| Common stock, par value $.10 per share; authorized 3,000,000 shares; issued and outstanding, 1,422,358 shares in 2001 and 1,458,366 shares in 2000 | 142,236 | 145,837 |
| Paid-in capital | 2,281,415 | 2,968,894 |
| Retained earnings | 21,218,155 | 19,516,414 |
| Accumulated other comprehensive loss | (278,660) | (170,889) |
| Total stockholders' equity | 23,363,146 | 22,460,256 |
| Total liabilities and stockholders' equity | $283,602,460 | $249,053,995 |

The accompanying notes are an integral part of these consolidated financial statements.

## SALISBURY BANCORP, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Interest and dividend income: | | |
| Interest and fees on loans | $11,343,508 | $10,494,181 |
| Interest and dividends on securities: | | |
| Taxable | 4,218,806 | 4,608,874 |
| Tax-exempt | 977,487 | 651,386 |
| Dividends on equity securities | 203,806 | 200,784 |
| Other interest | 345,784 | 554,517 |
| Total interest and dividend income | 17,089,391 | 16,509,742 |
| Interest expense: | | |
| Interest on deposits | 5,301,623 | 5,421,144 |
| Interest on Federal Home Loan Bank advances | 2,999,174 | 2,863,277 |
| Total interest expense | 8,300,797 | 8,284,421 |
| Net interest and dividend income | 8,788,594 | 8,225,321 |
| Provision for loan losses | 150,000 | 180,000 |
| Net interest and dividend income after provision for loan losses | 8,638,594 | 8,045,321 |
| Other income: | | |
| Trust department income | 1,070,017 | 1,108,249 |
| Service charges on deposit accounts | 416,060 | 337,708 |
| Gains (losses) on sales of available-for-sale securities, net | 130,117 | (63,976) |
| Gain on sale of loans held-for-sale | 183,618 | 72,719 |
| Other income | 587,325 | 502,993 |
| Total other income | 2,387,137 | 1,957,693 |
| Other expense: | | |
| Salaries and employee benefits | 3,833,838 | 3,395,161 |
| Occupancy expense | 246,549 | 233,107 |
| Equipment expense | 486,393 | 418,146 |
| Data processing | 247,061 | 288,426 |
| Insurance | 92,323 | 105,613 |
| Net cost of operation of other real estate owned | 1,559 | 1,762 |
| Printing and stationery | 178,624 | 149,988 |
| Legal expense | 56,286 | 64,192 |
| Amortization of intangible assets from branch acquisitions | 47,767 | |
| Other expense | 1,564,454 | 1,140,601 |
| Total other expense | 6,754,854 | 5,796,996 |
| Income before income taxes | 4,270,877 | 4,206,018 |
| Income taxes | 1,369,674 | 1,356,994 |
| Net income | $ 2,901,203 | $ 2,849,024 |
| Earnings per common share | $ 2.03 | $ 1.92 |

The accompanying notes are an integral part of these consolidated financial statements.

## SALISBURY BANCORP, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

### Years Ended December 31, 2001 and 2000

| | Number of Shares Issued | Common Stock | Paid-in Capital | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|
| Balance, December 31, 1999 | 1,504,171 | $150,417 | $3,780,376 | $17,798,981 | $ | $(1,835,023) | $19,894,751 |
| Comprehensive income: | | | | | | | |
| Net income | | | | 2,849,024 | | | |
| Net change in unrealized holding loss on available-for-sale securities, net of tax effect | | | | | | 1,664,134 | |
| Comprehensive income | | | | | | | 4,513,158 |
| Repurchase of common stock | | | | | (816,062) | | (816,062) |
| Transfer treasury stock to reduce shares issued | (45,805) | (4,580) | (811,482) | | 816,062 | | |
| Dividends declared ($.77 per share) | | | | (1,131,591) | | | (1,131,591) |
| Balance, December 31, 2000 | 1,458,366 | 145,837 | 2,968,894 | 19,516,414 | | (170,889) | 22,460,256 |
| Comprehensive income: | | | | | | | |
| Net income | | | | 2,901,203 | | | |
| Net change in unrealized holding loss on available-for-sale securities, net of tax effect | | | | | | (107,771) | |
| Comprehensive income | | | | | | | 2,793,432 |
| Repurchase of common stock | | | | | (691,080) | | (691,080) |
| Transfer treasury stock to reduce shares issued | (36,008) | (3,601) | (687,479) | | 691,080 | | |
| Dividends declared ($.84 per share) | | | | (1,199,462) | | | (1,199,462) |
| Balance, December 31, 2001 | 1,422,358 | $142,236 | $2,281,415 | $21,218,155 | $ | $ (278,660) | $23,363,146 |

Reclassification disclosure for the years ended December 31:

| | 2001 | 2000 |
|---|---|---|
| Net unrealized gains (losses) on available-for-sale securities | $ (46,411) | $2,661,877 |
| Reclassification adjustment for realized (gains) losses in net income | (130,117) | 63,976 |
| Other comprehensive income (loss) before income tax effect | (176,528) | 2,725,853 |
| Income tax (expense) benefit | 68,757 | (1,061,719) |
| Other comprehensive income (loss), net of tax | $(107,771) | $1,664,134 |

Accumulated other comprehensive loss as of December 31, 2001 and 2000 consists of net unrealized holding losses on available-for-sale securities, net of taxes.

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 2,901,203 | $ 2,849,024 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Accretion of securities, net | (49,133) | (65,908) |
| (Gain) loss on sales of available-for-sale securities, net | (130,117) | 63,976 |
| Provision for loan losses | 150,000 | 180,000 |
| Depreciation and amortization | 262,703 | 269,143 |
| Amortization of intangible assets from branch acquisition | 47,767 | |
| Accretion of fair value adjustment on deposits | (136,287) | |
| (Increase) decrease in interest receivable | 108,960 | (214,704) |
| Deferred tax benefit | (24,072) | (139,532) |
| Increase in prepaid expenses | (84,167) | (10,377) |
| Increase in cash surrender value of insurance policies | (29,192) | (26,945) |
| Increase in income tax receivable | (43,254) | |
| (Increase) decrease in other assets | (91,608) | 112,654 |
| Decrease in taxes payable | | (8,081) |
| Increase in accrued expenses | 176,341 | 236,033 |
| Increase (decrease) in interest payable | (39,979) | 106,596 |
| Decrease in other liabilities | (7,275) | (1,502) |
| Net cash provided by operating activities | 3,011,890 | 3,350,377 |
| Cash flows from investing activities: | | |
| Purchases of Federal Home Loan Bank stock | (14,900) | (828,300) |
| Purchases of available-for-sale securities | (88,096,807) | (21,958,344) |
| Proceeds from sales of available-for-sale securities | 19,419,941 | 6,225,720 |
| Proceeds from maturities of available-for-sale securities | 48,212,964 | 16,036,879 |
| Proceeds from maturities of held-to-maturity securities | 10,032 | 78,479 |
| Loan purchases | (2,800,000) | (715,000) |
| Loan originations and principal collections, net | (2,128,114) | (13,444,992) |
| Recoveries of loans previously charged off | 103,658 | 22,543 |
| Capital expenditures | (152,711) | (541,761) |
| Net cash used in investing activities | (25,445,937) | (15,124,776) |

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001 and 2000
(continued)

| | 2001 | 2000 |
|---|---|---|
| Cash flows from financing activities: | | |
| Net increase in demand deposits, NOW and savings accounts | 18,060,288 | 14,653,988 |
| Net decrease in time deposits | (9,573,854) | (2,576,311) |
| Assumption of net deposits on branch acquisitions | 22,897,443 | |
| Advances from Federal Home Loan Bank | 20,000,000 | 29,000,000 |
| Principal payments on advances from Federal Home Loan Bank | (14,353,547) | (21,354,686) |
| Dividends paid | (1,454,946) | (1,088,830) |
| Net repurchase of common stock | (691,080) | (816,062) |
| Net cash provided by financing activities | 34,884,304 | 17,818,099 |
| Net increase in cash and cash equivalents | 12,450,257 | 6,043,700 |
| Cash and cash equivalents at beginning of year | 13,759,424 | 7,715,724 |
| Cash and cash equivalents at end of year | $26,209,681 | $13,759,424 |
| Supplemental disclosures: | | |
| Interest paid | $ 8,340,776 | $8,177,825 |
| Income taxes paid | 1,437,000 | 1,488,445 |
| Branch office acquisition: | | |
| Deposits assumed | $26,565,337 | |
| Loans acquired | (121,423) | |
| Fixed assets acquired | (272,150) | |
| Net liabilities assumed | 26,171,764 | |
| Cash received | (22,897,443) | |
| Intangible assets | $ 3,274,321 | |

The accompanying notes are an integral part of these consolidated financial statements.

## NOTE 1 - NATURE OF OPERATIONS

Salisbury Bancorp, Inc. (Bancorp) is a Connecticut corporation that was organized on April 24, 1998 to become a holding company, under which Salisbury Bank & Trust Company (Bank) operates as its wholly-owned subsidiary. (Bancorp and the Bank are referred to together as the (Company)).

The Bank is a state chartered bank which was incorporated in 1874 and is headquartered in Lakeville, Connecticut. The Bank operates its business from four banking offices located in Connecticut. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate, consumer and small business loans.

## NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiary conform to accounting policies generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements were prepared using the accrual basis of accounting. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

### USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

### BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiary, SBT Realty, Inc. SBT Realty, Inc. holds and manages bank owned real estate situated in New York state. All significant intercompany accounts and transactions have been eliminated in the consolidation.

### CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposits with other banks, money market mutual funds and federal funds sold.

Cash and due from banks as of December 31, 2001 includes $1,294,000 which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

### SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. This security classification may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

- -- Held-to-maturity securities are measured at amortized cost in the balance sheet. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.
- -- Available-for-sale securities are carried at fair value on the consolidated balance sheet. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of capital until realized.
- -- Trading securities are carried at fair value on the consolidated balance sheet. Unrealized holding gains and losses for trading securities are included in earnings.
- -- Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances reduced by any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination, commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

Cash receipts of interest income on impaired loans is credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Financial Accounting Standards Board Statement No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or estimated fair value less estimated costs to sell. Any writedown from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets and subsequent writedowns are included in other expense.

In accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

ADVERTISING:

The Company directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for interest and non-interest checking, passbook savings and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances: Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities on Federal Home Loan Bank advances.

Due to broker: The carrying amount of due to broker approximates its fair value.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

STOCK BASED COMPENSATION:

The Company recognizes stock-based compensation using the intrinsic value approach set forth in APB Opinion No. 25 rather than the fair value method introduced in SFAS No. 123. Entities electing to continue to follow the provisions of APB No. 25 must make pro forma disclosure of net income and earnings per share, as if the fair value method of accounting defined in SFAS No. 123 had been applied. The Company has made the pro forma disclosures required by SFAS No. 123. The Company had no stock options outstanding as of December 31, 2001 and 2000.

EARNINGS PER SHARE:

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative as follows: (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security, a foreign currency denominated forecasted transaction, or a net investment in a foreign operation. The Statement generally provides for matching the timing of the recognition of the gain or loss on derivatives designated as hedging instruments with the recognition of the changes in the fair value of the item being hedged. Depending on the type of hedge, such recognition will be in either net income or other comprehensive income. For a derivative not designated as a hedging instrument, changes in fair value will be recognized in net income in the period of change. The adoption of this Statement did not have a material impact on the consolidated financial statements. The Company had no derivative instruments as of December 31, 2001 and 2000.

FASB has issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and rescinds SFAS Statement No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125". SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001; however, the disclosure provisions are effective for fiscal years ending after December 15, 2000. The adoption of this Statement did not have a material impact on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". This statement addresses financial accounting and reporting for business combinations and supercedes APB Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Under Opinion 16, business combinations were accounted for using one of two methods, the pooling-of-interests method or the purchase method. All business combinations in the scope of SFAS No. 141 are to be accounted for using one method – the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

On September 14, 2001 the Company acquired a bank branch. The acquisition is described on the following page. The results of operations of the acquired bank branch are included in the income statement of the Company for the period from September 15, 2001 to December 31, 2001.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement addresses financial accounting and reporting for required goodwill and other intangible assets and supercedes APB Opinion No. 17, "Intangible Assets". The initial recognition and measurement provisions of SFAS No. 142 apply to intangible assets which are defined as assets (not including financial assets) that lack physical substance. The term "intangible assets" is used in SFAS No. 142 to refer to intangible assets other than goodwill. The accounting for a recognized intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. An intangible asset that is subject to amortization shall be reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of".

SFAS No. 142 provides that goodwill shall not be amortized. Goodwill is defined as the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. SFAS No. 142 further provides that goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

SFAS No. 142 is effective as follows:

> All of the provisions of SFAS No. 142 shall be applied in fiscal years beginning after December 15, 2001, to all goodwill and intangible assets recognized in an entity's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized.

The Company has intangible assets as of December 31, 2001 in the amount of $3,226,554 that arose from the Company's purchase of certain assets and its assumption of certain liabilities of a bank branch in Canaan, Connecticut on September 14, 2001. The fair value of the liabilities assumed exceeded the fair value of the assets acquired. Included in the intangible assets acquired was an identified intangible asset (a core deposit intangible) in the amount of $888,606 which is being amortized to expense over 13 years on the straight line method. The Company classified the remainder of the intangible assets acquired, in the amount of $2,385,715, as an unidentifiable intangible asset and is amortizing it to expense over 25 years on the straight-line method. Accumulated amortization of the intangible assets was $47,767. Estimated amortization expense in each of the five years in the period from January 1, 2002 to December 31, 2006 is $163,783. This accounting is in accordance with SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and will not change because SFAS No. 142 did not change the essential parts of SFAS No. 72. However, the intangible asset will be subject to the impairment review requirements of SFAS No. 121.

On October 10, 2001 the Financial Accounting Standards Board (Board) affirmed that paragraph 5 of FASB Statement No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, applies to all acquisitions of financial institutions (or branches thereof) whether "troubled" or not, in which the fair value of the liabilities assumed exceeds the fair value of tangible and intangible assets acquired. The Board decided to reconsider the guidance in paragraphs 5-7 of Statement 72 as part of its consideration of combinations of mutual enterprises within the scope of the project on combinations of not-for-profit organizations.

NOTE 3 - INVESTMENTS IN SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values are as follows as of December 31:

| | Amortized Cost Basis | Gains In Accumulated Other Comprehensive Income | Losses In Accumulated Other Comprehensive Income | Fair Value |
|---|---|---|---|---|
| Available-for-sale securities: | | | | |
| December 31, 2001: | | | | |
| Equity securities | $ 3,031 | $131,978 | $ | $ 135,009 |
| Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies | 38,459,596 | 278,375 | (37,178) | 38,700,793 |
| Debt securities issued by states of the United States and political subdivisions of the states | 30,927,212 | 151,015 | (804,544) | 30,273,683 |
| Money market mutual funds | 617,461 | | | 617,461 |
| Mortgage-backed securities | 33,314,635 | 171,006 | (347,097) | 33,138,544 |
| | 103,321,935 | 732,374 | (1,188,819) | 102,865,490 |
| Money market mutual funds included in cash and cash equivalents | (617,461) | | | (617,461) |
| | $102,704,474 | $732,374 | $(1,188,819) | $102,248,029 |
| December 31, 2000: | | | | |
| Equity securities | $ 11,830 | $166,735 | $ | $ 178,565 |
| Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies | 46,925,648 | 35,087 | (199,693) | 46,761,042 |
| Debt securities issued by states of the United States and political subdivisions of the states | 14,134,594 | 209,400 | (173,563) | 14,170,431 |
| Money market mutual funds | 1,161,416 | | | 1,161,416 |
| Mortgage-backed securities | 27,789,473 | 63,523 | (381,406) | 27,471,590 |
| | 90,022,961 | 474,745 | (754,662) | 89,743,044 |
| Money market mutual funds included in cash and cash equivalents | (1,161,416) | | | (1,161,416) |
| | $ 88,861,545 | $474,745 | $ (754,662) | $ 88,581,628 |

| | Net Carrying Amount | Gross Unrecognized Holding Gains | Gross Unrecognized Holding Loss | Fair Value |
|---|---|---|---|---|
| Held-to-maturity securities: | | | | |
| December 31, 2001: | | | | |
| Mortgage-backed securities | $ 399,989 | $ 1,414 | $ | $ 401,403 |
| December 31, 2000: | | | | |
| Mortgage-backed securities | $ 410,441 | $ | $ (2,253) | $ 408,188 |

The scheduled maturities of securities (other than equity securities) were as follows as of December 31, 2001:

| | Available-For-Sale Fair Value | Held-To-Maturity Net Carrying Amount |
|---|---|---|
| Due within one year | $ | $ |
| Due after one year through five years | 1,489,496 | |
| Due after five years through ten years | 6,404,004 | |
| Due after ten years | 61,080,975 | |
| Mortgage-backed securities | 33,138,545 | 399,989 |
| | $102,113,020 | $399,989 |

During 2001, proceeds from sales of available-for-sale securities amounted to $19,419,941. Gross realized gains on those sales amounted to $130,117. During 2000, proceeds from sales of available-for-sale securities amounted to $6,225,720. Gross realized gains and gross realized losses on those sales amounted to $145 and $64,121, respectively. The tax (expense) benefit applicable to these net realized gains and losses amounted to $(50,681) and $24,919, respectively.

There were no issuers of securities whose carrying amount exceeded 10% of stockholders' equity as of December 31, 2001.

Total carrying amounts of $6,199,068 and $7,073,366 of debt securities were pledged to secure public deposits and for other purposes as required by law as of December 31, 2001 and 2000, respectively.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

| | 2001 | 2000 |
|---|---|---|
| | (in thousands) | |
| Commercial, financial and agricultural | $ 10,797 | $ 8,592 |
| Real estate - construction and land development | 3,935 | 6,275 |
| Real estate - residential | 102,201 | 98,312 |
| Real estate - commercial | 17,423 | 15,463 |
| Consumer | 10,030 | 10,673 |
| Other | 125 | 247 |
| | 144,511 | 139,562 |
| Allowance for loan losses | (1,445) | (1,292) |
| Net loans | $143,066 | $138,270 |

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2001. Total loans to such persons and their companies amounted to $1,336,893 as of December 31, 2001. During 2001 advances of $178,014 were made and repayments totaled $342,922.

Changes in the allowance for loan losses were as follows for the years ended December 31:

| | 2001 | 2000 |
|---|---|---|
| Balance at beginning of period | $1,291,502 | $1,159,537 |
| Provision for loan losses | 150,000 | 180,000 |
| Recoveries of loans previously charged off | 103,658 | 22,543 |
| Loans charged off | (100,656) | (70,578) |
| Balance at end of period | $1,444,504 | $1,291,502 |

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows as of December 31:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Recorded Investment In Impaired Loans | Related Allowance For Credit Losses | Recorded Investment In Impaired Loans | Related Allowance For Credit Losses |
| Loans for which there is a related allowance for credit losses | $0 | $0 | $ 0 | $0 |
| Loans for which there is no related allowance for credit losses | 0 | — | 0 | — |
| Totals | $0 | $0 | $ 0 | $0 |
| Average recorded investment in impaired loans during the year ended December 31 | $0 | | $58,211 | |
| Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired | | | | |
| Total recognized | $0 | | $ 0 | |
| Amount recognized using a cash-basis method of accounting | $0 | | $ 0 | |

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

| | 2001 | 2000 |
|---|---|---|
| Land | $ 350,644 | $ 324,194 |
| Buildings | 2,514,603 | 2,231,783 |
| Furniture and equipment | 1,884,112 | 1,768,521 |
| | 4,749,359 | 4,324,498 |
| Accumulated depreciation and amortization | (2,065,872) | (1,803,169) |
| | $2,683,487 | $2,521,329 |

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2001 and 2000 was $18,161,373 and $16,899,009, respectively.

For time deposits as of December 31, 2001, the scheduled maturities for years ended December 31 are:

| | |
|---|---|
| 2002 | $49,355,011 |
| 2003 | 7,726,724 |
| 2004 | 819,561 |
| 2005 | 3,033,450 |
| 2006 | 5,383,084 |
| | $66,317,830 |

Certain directors and executive officers of the Company and companies in which they have a significant ownership interest were customers of the Bank. Total deposits to such persons and their companies amounted to $727,850 as of December 31, 2001 and $663,517 as of December 31, 2001.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB).

Maturities of advances from the FHLB for the five fiscal years ending after December 31, 2001 and thereafter are summarized as follows:

| | AMOUNT |
|---|---|
| 2002 | $ 1,113,139 |
| 2003 | 10,993,295 |
| 2004 | 766,823 |
| 2005 | 263,339 |
| 2006 | 188,605 |
| Thereafter | 39,678,545 |
| | $53,003,746 |

The advances due after 2006 include three advances that are redeemable at par at the option of the FHLB. An advance of $19,000,000 is redeemable on January 25, 2002, an advance of $10,000,000 is redeemable on December 15, 2003 and an advance of $10,000,000 is redeemable on February 26, 2004.

Amortizing advances are being repaid in equal monthly payments and are being amortized from the date of the advance to the maturity date on a direct reduction basis.

Advances are secured by the Company's stock in that institution, its residential real estate mortgage portfolio and the remaining U.S. government and agency obligations not otherwise pledged.

At December 31, 2001, the interest rates on FHLB advances ranged from 4.81 percent to 6.58 percent. At December 31, 2001, the weighted average interest rate on FHLB advances was 5.39 percent.

NOTE 8 - EMPLOYEE BENEFITS

The Company has an insured noncontributory defined benefit retirement plan available to all employees eligible as to age and length of service. Benefits are based on a covered employee's final average compensation, primary social security benefit and credited service. The Company makes annual contributions which meet the Employee Retirement Income Security Act minimum funding requirements.

The following tables set forth information about the plan as of December 31 and the years then ended:

| | 2001 | 2000 |
|---|---|---|
| Change in projected benefit obligation: | | |
| Benefit obligation at beginning of year | $2,174,561 | $2,004,633 |
| Actuarial (gain) loss | (1,540) | 191,408 |
| Service cost | 141,721 | 131,006 |
| Interest cost | 168,343 | 163,061 |
| Benefits paid | (137,467) | (315,547) |
| Benefit obligation at end of year | 2,345,618 | 2,174,561 |
| Change in plan assets: | | |
| Plan assets at estimated fair value at beginning of year | 2,296,344 | 2,567,234 |
| Actual return on plan assets | (45,501) | 44,657 |
| Contributions | 57,817 | |
| Benefits paid | (137,467) | (315,547) |
| Fair value of plan assets at end of year | 2,171,193 | 2,296,344 |
| Funded status | (174,425) | 121,783 |
| Unrecognized net gain from actuarial experience | (301,286) | (516,865) |
| Unrecognized prior service cost | 95,436 | 96,328 |
| Unamortized net asset existing at date of adoption of SFAS No. 87 | 58,364 | 58,364 |
| Accrued benefit cost included in other liabilities | $ (321,911) | $ (240,390) |

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.0% and 6.0% for 2001 and 2000, respectively. The weighted-average expected long-term rate of return on assets was 8.0% for 2001 and 2000.

Components of net periodic cost:

| | 2001 | 2000 |
|---|---|---|
| Service cost | $141,721 | $131,006 |
| Interest cost on benefit obligation | 168,343 | 163,061 |
| Expected return on assets | (180,290) | (192,757) |
| Amortization of prior service cost | 9,564 | 9,564 |
| Net periodic cost | $139,338 | $110,874 |

The Company adopted a 401(k) Plan effective in 2000. Under the Plan eligible participants may contribute up to fifteen percent of their pay. The Company may make discretionary contributions to the Plan. The Company's contribution in the years ended December 31, 2001 and 2000 amounted to $48,000 and $44,000, respectively. Discretionary contributions vest in full after five years.

Five of the Company's executives have a change in control agreement (agreement) with the Company. Under the agreements, if the executive officer's employment is terminated within twelve months subsequent to a change in control as defined in the agreements, then the officer is entitled to a lump sum amount equal to the executive's annual compensation, as defined in the agreements, less amounts previously paid the executive from the date of the change in control.

NOTE 9 - INCOME TAXES

The components of income tax expense are as follows for the years ended December 31:

| | 2001 | 2000 |
|---|---|---|
| Current: | | |
| Federal | $1,073,942 | $1,172,814 |
| State | 319,804 | 323,712 |
| | 1,393,746 | 1,496,526 |
| Deferred: | | |
| Federal | (19,437) | (113,530) |
| State | (4,635) | (26,002) |
| | (24,072) | (139,532) |
| Total income tax expense | $1,369,674 | $1,356,994 |

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows for the years ended December 31:

| | 2001 % of Income | 2000 % of Income |
|---|---|---|
| Federal income tax at statutory rate | 34.0% | 34.0% |
| Increase (decrease) in tax resulting from: | | |
| Tax-exempt income | (7.8) | (5.3) |
| Other items | 1.0 | (1.0) |
| State tax, net of federal tax benefit | 4.9 | 4.6 |
| Effective tax rates | 32.1% | 32.3% |

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

| | 2001 | 2000 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $365,020 | $306,595 |
| Interest on non-performing loans | 10,283 | 6,244 |
| Accrued deferred compensation | 20,602 | 22,361 |
| Post retirement benefits | 19,475 | 14,801 |
| Other real estate owned property writedown | 25,317 | 25,317 |
| Deferred organization costs | 2,193 | 3,386 |
| Accrued pensions | 125,385 | 110,771 |
| Net unrealized holding loss on available-for-sale securities | 177,785 | 109,028 |
| Gross deferred tax assets | 746,060 | 598,503 |
| Deferred tax liabilities: | | |
| Core deposit intangible asset | (60,672) | |
| Accelerated depreciation | (323,737) | (335,378) |
| Discount accretion | (13,569) | (7,872) |
| Gross deferred tax liabilities | (397,978) | (343,250) |
| Net deferred tax assets | $348,082 | $255,253 |

Deferred tax assets as of December 31, 2001 and 2000 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

As of December 31, 2001, the Company had no operating loss and tax credit carryovers for tax purposes.

NOTE 10 - FINANCIAL INSTRUMENTS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income producing properties.

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial assets: | | | | |
| Cash and cash equivalents | $ 26,209,681 | $ 26,209,681 | $ 13,759,424 | $13,759,424 |
| Available-for-sale securities | 102,248,029 | 102,248,029 | 88,581,628 | 88,581,628 |
| Held-to-maturity securities | 399,989 | 401,403 | 410,441 | 408,188 |
| Federal Home Loan Bank stock | 2,945,200 | 2,945,200 | 2,930,300 | 2,930,300 |
| Loans | 143,066,109 | 143,680,000 | 138,270,230 | 136,498,000 |
| Accrued interest receivable | 1,681,268 | 1,681,268 | 1,790,228 | 1,790,228 |
| Financial liabilities: | | | | |
| Deposits | 201,351,488 | 201,601,000 | 166,436,004 | 166,426,000 |
| FHLB advances | 53,003,746 | 53,974,000 | 47,357,293 | 47,029,000 |
| Due to broker | 4,203,808 | 4,203,808 | 11,004,451 | 11,004,451 |

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

The amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:

| | 2001 | 2000 |
|---|---|---|
| Commitments to originate loans | $ 6,692,798 | $ 7,462,000 |
| Standby letters of credit | 20,000 | 20,000 |
| Unadvanced portions of loans: | | |
| Home equity | 8,631,632 | 7,355,736 |
| Commercial lines of credit | 5,260,748 | 6,653,389 |
| Construction | 881,951 | 3,792,995 |
| Consumer | 5,744,632 | 4,976,987 |
| | $27,231,761 | $30,261,107 |

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

Commitments to purchase when issued investment securities at December 31, 2001 totaled $3,140,546.

The Company has no derivative financial instruments subject to the provisions of SFAS No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments."

NOTE 11 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located in northwestern Connecticut and bordering New York and Massachusetts towns. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in northwestern Connecticut and bordering New York and Massachusetts towns.

NOTE 12 - REGULATORY MATTERS

The Company and its subsidiary the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company and the Bank's actual capital amounts and ratios are also presented in the table.

| | Actual | | For Capital Adequacy Purposes: | | To Be Well Capitalized Under Prompt Corrective Action Provisions: | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | (Dollar amounts in thousands) | | | | | |
| As of December 31, 2001: | | | | | | |
| Total Capital (to Risk Weighted Assets) | | | | | | |
| Consolidated | $21,919 | 16.21% | $10,820 | ≥8.0% | N/A | |
| Salisbury Bank & Trust Company | 21,739 | 16.09 | 10,812 | ≥8.0 | $13,515 | ≥10.0% |
| Tier 1 Capital (to Risk Weighted Assets) | | | | | | |
| Consolidated | 20,415 | 15.09 | 5,410 | ≥4.0 | N/A | |
| Salisbury Bank & Trust Company | 20,235 | 14.97 | 5,406 | ≥4.0 | 8,109 | ≥6.0 |
| Tier 1 Capital (to Average Assets) | | | | | | |
| Consolidated | 20,415 | 7.61 | 10,730 | ≥4.0 | N/A | |
| Salisbury Bank & Trust Company | 20,235 | 7.56 | 10,713 | ≥4.0 | 13,515 | ≥5.0 |

| | Actual | | For Capital Adequacy Purposes: | | To Be Well Capitalized Under Prompt Corrective Action Provisions: | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | (Dollar amounts in thousands) | | | | | |
| As of December 31, 2000: | | | | | | |
| Total Capital (to Risk Weighted Assets) | | | | | | |
| Consolidated | $23,998 | 20.05% | $9,573 | ≥8.0% | N/A | |
| Salisbury Bank & Trust Company | 23,658 | 19.80 | 9,558 | ≥8.0 | $11,948 | ≥10.0% |
| Tier 1 Capital (to Risk Weighted Assets) | | | | | | |
| Consolidated | 22,631 | 18.91 | 4,787 | ≥4.0 | N/A | |
| Salisbury Bank & Trust Company | 22,291 | 18.66 | 4,779 | ≥4.0 | 9,468 | ≥6.0 |
| Tier 1 Capital (to Average Assets) | | | | | | |
| Consolidated | 22,631 | 9.53 | 9,500 | ≥4.0 | N/A | |
| Salisbury Bank & Trust Company | 22,291 | 9.42 | 9,468 | ≥4.0 | 11,835 | ≥5.0 |

The declaration of cash dividends is dependent on a number of factors, including regulatory limitations, and the Company's operating results and financial condition. The stockholders of the Company will be entitled to dividends only when, and if, declared by the Company's Board of Directors out of funds legally available therefore. The declaration of future dividends will be subject to favorable operating results, financial conditions, tax considerations, and other factors.

As of December 31, 2001 the Bank is restricted from declaring dividends to the Company in an amount greater than approximately $9,393,000 as such declaration would decrease capital below the Bank's required minimum level of regulatory capital.

## NOTE 13 - DIRECTORS STOCK RETAINER PLAN

At the 2001 annual meeting the stockholders of the Company voted to approve the "Directors Stock Retainer Plan of Salisbury Bancorp, Inc. (the Plan)." This plan provides non-employee directors of the Company with shares of restricted stock of the Company as a component of their compensation for services as directors. The maximum number of shares of stock that may be issued pursuant to the plan shall not exceed 15,000. The first grant date under this plan will precede the 2002 annual meeting of stockholders. Each director whose term of office begins with or continues after the date of the Plan was approved by the stockholders shall be issued an "annual stock retainer" consisting of 120 shares of common stock of the Company.

## NOTE 14 - EARNINGS PER SHARE (EPS)

During the years ended December 31, 2001 and 2000 there were no dilutive potential common shares that could have been issued by the Company. Therefore, diluted earnings per share is not presented.

## NOTE 15 - RECLASSIFICATION

Certain amounts in the prior years have been reclassified to be consistent with the current year's statement presentation.

## NOTE 16 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed financial statements are for Salisbury Bancorp, Inc. (Parent Company Only) and should be read in conjunction with the Consolidated Financial Statements of Salisbury Bancorp, Inc. and Subsidiary.

SALISBURY BANCORP, INC.

(Parent Company Only)

BALANCE SHEETS

December 31, 2001 and 2000

| ASSETS | 2001 | 2000 |
|---|---|---|
| Checking account in Salisbury Bank & Trust Company | $ 335 | $ |
| Money market mutual funds | 470,905 | 661,312 |
| Investments in available-for-sale securities (at fair value) | | 230,000 |
| Investment in subsidiary | 23,182,570 | 22,120,121 |
| Other assets | 2,193 | 3,386 |
| Total assets | $23,656,003 | $23,014,819 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Dividends payable | $ 298,695 | $ 554,179 |
| Other liabilities | (5,838) | 384 |
| Total liabilities | 292,857 | 554,563 |
| Total stockholders' equity | 23,363,146 | 22,460,256 |
| Total liabilities and stockholders' equity | $23,656,003 | $23,014,819 |

SALISBURY BANCORP, INC.

(Parent Company Only)

STATEMENTS OF INCOME

Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Dividend income from subsidiary | $1,740,000 | $1,330,000 |
| Taxable interest on securities | 14,442 | 44,555 |
| | 1,754,442 | 1,374,555 |
| Legal expense | 8,596 | 9,906 |
| Supplies and printing | 6,211 | 12,828 |
| Other expense | 13,297 | 18,063 |
| | 28,104 | 40,797 |
| Income before income tax (benefit) expense and equity in undistributed net income of subsidiary | 1,726,338 | 1,333,758 |
| Income tax (benefit) expense | (4,645) | 1,464 |
| Income before equity in undistributed net income of subsidiary | 1,730,983 | 1,332,294 |
| Equity in undistributed net income of subsidiary | 1,170,220 | 1,516,730 |
| Net income | $2,901,203 | $2,849,024 |

SALISBURY BANCORP, INC.

(Parent Company Only)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $2,901,203 | $2,849,024 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Undistributed income of subsidiary | (1,170,220) | (1,516,730) |
| Deferred tax expense | 1,193 | 1,080 |
| Accretion of securities | | (22,262) |
| (Decrease) increase in taxes payable | | (8,081) |
| Increase (decrease) in due to subsidiary | (6,222) | 384 |
| Net cash provided by operating activities | 1,725,954 | 1,303,415 |
| Cash flows from investing activities: | | |
| Proceeds from sales of available-for-sale securities | | 292,263 |
| Maturities of available-for-sale securities | 230,000 | |
| Net cash provided by investing activities | 230,000 | 292,263 |
| Cash flows from financing activities: | | |
| Net repurchase of common stock | (691,080) | (816,062) |
| Dividends paid | (1,454,946) | (1,088,830) |
| Net cash used in financing activities | (2,146,026) | (1,904,892) |
| Net increase (decrease) in cash and cash equivalents | (190,072) | (309,214) |
| Cash and cash equivalents at beginning of year | 661,312 | 970,526 |
| Cash and cash equivalents at end of year | $ 471,240 | $ 661,312 |

# SHAREHOLDER INFORMATION

## ***ANNUAL REPORT***

A copy of the Company's Annual Report on Form 10-KSB for 2001 may be obtained without charge upon written request to:

John F. Foley, Chief Financial Officer
Salisbury Bancorp, Inc.
5 Bissell Street
P. O. Box 1868
Lakeville, Connecticut 06039

## ***STOCK SYMBOL: "SAL"***

Salisbury Bancorp, Inc.'s common stock is traded under the symbol "SAL" on the American Stock Exchange.

## ***TRANSFER AGENT-REGISTRAR***

For shareholder inquiries concerning dividend checks, transferring ownership, address changes or lost or stolen stock certificates, please contact our transfer agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1-800-368-5948

## ***AUDITORS***

Shatswell, MacLeod & Company, P.C.
83 Pine Street
West Peabody, Massachusetts 01960-3635

## *MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS*

### *(a) Market Information*

The Company's common stock is traded on The American Stock Exchange under the symbol "SAL". The following table presents the high and low sales prices of the Company's common stock.

| | *2001 Quarters* | | | | *2000 Quarters* | | | |
|---|---|---|---|---|---|---|---|---|
| | *4th* | *3rd* | *2nd* | *1st* | *4th* | *3rd* | *2nd* | *1st* |
| Range of Stock prices: | | | | | | | | |
| High | **$23.60** | **$24.25** | **$20.00** | **$19.00** | $18.50 | $17.50 | $17.75 | $18.88 |
| Low | **$20.79** | **$19.70** | **$19.00** | **$18.00** | $17.25 | $17.00 | $17.19 | $17.25 |

### *(b) Holders*

There were approximately 519 holders of stock as of March 8, 2002. This number includes brokerage firms and other financial institutions which hold stock in their name but which is actually owned by third parties. The Company is not provided with the number or identities of these parties.

### *(c) Dividends*

Dividends are currently declared four times a year, and the Company expects to follow such practices in the future. During the year 2001, Salisbury Bancorp, Inc. declared a cash dividend each quarter of $.21 per share. Dividends for the year 2001 totaled $.84 per share which compared to total dividends of $.77 that were declared in the year 2000. At their February 25, 2002 meeting, the Directors of Salisbury Bancorp, Inc. declared a cash dividend of $.22 per share for the first quarter of 2002. The dividend will be paid on April 26, 2002 to shareholders of record as of March 29, 2002. Payment of all dividends are dependent upon the condition and earnings of the Company. The Company's ability to pay dividends is limited by the prudent banking principles applicable to all bank holding companies and by the provisions of Connecticut Corporate law, which provide that no distribution may be made by a company if, after giving it effect: (1) the company would not be able to pay its debts as they become due in the usual course of business or (2) the company's total assets would be less than the sum of its total liabilities plus amounts needed to satisfy any preferred stock rights. The following table presents cash dividends declared per share for the last two years:

| | *2001 Quarters* | | | | *2000 Quarters* | | | |
|---|---|---|---|---|---|---|---|---|
| | *4th* | *3rd* | *2nd* | *1st* | *4th* | *3rd* | *2nd* | *1st* |
| Cash dividends declared | **$0.21** | **$0.21** | **$0.21** | **$0.21** | $0.38 | $0.13 | $0.13 | $0.13 |

The dividends paid to shareholders of the Company are funded primarily from dividends received by the Company from the Bank. Reference should be made to Note 12 of the Consolidated Financial Statements for a description of restrictions on the ability of the Bank to pay dividends to the Company.

## The SBT Mission Statement

The Salisbury Bank and Trust Company strives to be the leading community bank in the Tri-State Area. We are committed to providing professional services in a friendly and responsive manner. We are dedicated to being an active corporate citizen in the communities we serve. We will inspire our staff to grow personally and professionally.

Our achievement of these goals will continue to assure customer satisfaction, profitability, and enhanced shareholder value.

## Officers of Salisbury Bancorp, Inc.

John F. Perotti, *President & Chief Executive Officer*
Richard J. Cantele, Jr., *Secretary*
John F. Foley, *Chief Financial Officer*

## Officers of Salisbury Bank and Trust Company

John F. Perotti, *President & Chief Executive Officer*
Richard J. Cantele, Jr., *Executive Vice President, Treasurer & Chief Operating Officer*
John F. Foley, *Senior Vice President & Comptroller*
Todd M. Clinton, *Senior Vice President, Operations & Compliance Officer*
Diane E.R. Johnstone, *Senior Vice President & Trust Officer*
Sharon A. Pilz, *Vice President & Trust Officer*
William C. Lambert, *Vice President & Trust Officer*
Geoffrey Talcott, *Vice President & Chief Lending Officer*
Lana M. Hobby, *Vice President & Secretary*
Shelly L. Humeston, *Assistant Vice President*
Karen S. Ralph, *Assistant Vice President*
Robert J. Lotz, *Assistant Vice President & Trust Operations Officer*
Linda F. Decker, *Assistant Treasurer*
Alton E. Golden, *Retail Banking Officer & Branch Assistant*

## The Salisbury Office

Alice C. Kent, *Branch Manager*

## The Sharon Office

Edward L. Coyle, *Branch Manager*

## The Canaan Office

Amy Raymond, *Branch Manager*






## Employees of the Quarter

*Clockwise from top left:*

Shelly Humeston began her career in banking as a teenager, working after school and on Saturdays. In fact, except for two years as a paralegal, her entire working life has been in banking. The Dutchess County resident joined SBT as Assistant Branch Manager in Lakeville in 1997 and was recently promoted to Assistant Vice President.

A Salisbury native, Natalie Solan earned a degree in merchandising and worked as a department store buyer in New Jersey for more than 16 years. For the past 10 years she has been a key member of the deposit operations staff in the Lakeville office.

As the bank's courier for the past three years, John Hahne is the one bank employee who spends part of every day in each of the bank's four offices. Quiet, professional, and courteous, he is known for invariably holding the door, even when balancing a tray of mail.

Tapped as Employee of the Quarter after a mere nine months on the job, Nancy Missaggia came to SBT with 12 years of experience in Berkshire County banks. The mother of two young children joined SBT as a teller and was soon promoted to head teller in the Lakeville branch.

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SALISBURY BANCORP, INC.

*the holding company for*

SALISBURY BANK AND TRUST COMPANY

*with offices in*
*Lakeville, Salisbury, Sharon, and Canaan, Connecticut*

Telephone (860) 435-9801 *or* (860) 364-0500 *or* (860) 824-3070
1-800-222-9801 (toll free from CT, NY, MA)

SBT *Link* (860) 435-5221 *or* 877-SBT-1212 (toll free)

Website: www.salisburybank.com

*On The Cover*
The last of the leaves, October 2001
Fox Road, Cornwall, Connecticut